UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-34615

Jinko Holdings Limited

(Translation of registrant’s name into English)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release - Jinko Holdings Announces Third Quarter 2026 Financial Results
99.2	Press Release - Jinko Holdings Announces Change of Chief Financial Officer and Appointment of New Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinko Holdings Limited

By:	/s/ Kun Zhang
Name:	Kun Zhang
Title:	Acting Chief Financial Officer

Date: October 30, 2026